MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Luna Gold Corp. Suite 920 – 475 West Georgia Street Vancouver, BC V6B 4M9

Item 2	Date of Material Change

November 24, 2005

Item 3	News Release

A news release with respect to the material change referred to in this report was filed by the Corporation through Canada Newswire on December 1, 2005 and filed on SEDAR.

Item 4	Summary of Material Change

Luna Gold Corp. (“Luna” or the “Company”) reports that effective November 24, 2005, it has changed its jurisdiction of incorporation from the State of Wyoming to the Canadian federal jurisdiction under the Canada Business Corporations Act by way of continuation. In addition, the TSX Venture Exchange has approved the Company’s request that trading of its common shares in Canada be switched from US Dollars to Canadian Dollars. Effective at the opening on December 5, 2005, the Company’s symbol on the TSXV will be changed from LGC.U to LGC and all bids and offers will be quoted in Canadian Dollars and all trades will be settled in Canadian Dollars.

Item 5	Full Description of Material Change

Continuation under CBCA

Luna reports that that it has changed its jurisdiction of incorporation from the State of Wyoming to the Canadian federal jurisdiction under the Canada Business Corporations Act by way of continuation (“Continuation”). Management determined that the Continuation is in the best interests of the Company and, at a special meeting of the shareholders held on November 14, 2005, the Company’s shareholders unanimously approved the Continuation. Accordingly, Articles of Continuance were accepted for filing by Industry Canada on November 24, 2005, which had the effect of transferring the jurisdiction of incorporation of the Company from the State of Wyoming to Canada. The Company’s CUSIP number for its common shares remains the same (550344 10 5). The Company’s new ISIN number is CA 5503441050. Copies of the Company’s special meeting materials in respect of the Continuation and its new constating documents are available on SEDAR (www.sedar.com).

Currency Switch on the TSXV

The TSX Venture Exchange (“TSXV”) has approved the Company’s request that trading of its common shares in Canada be switched from US Dollars to Canadian Dollars. Accordingly, effective at the opening on December 5, 2005, the Company’s symbol on the TSXV will be changed from LGC.U to LGC and all bids and offers will be quoted in Canadian Dollars and all trades will be settled in Canadian Dollars. In order not to prejudice its US shareholders, the Company’s common shares will also continue to trade in the United States over the OTC BB under the symbol “LGCU”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information contact Tim Searcy at (604) 687-9931 (extension 225).

Item 9	Date of Report

DATED as of this 1st day of December, 2005.

Luna Gold Corp.

By:	/s/ Tim Searcy
Tim Searcy
President & Chief Executive Officer